EXHIBIT 21.1

Subsidiaries

Satellite CD Radio, Inc	State of Delaware
Sirius Asset Management Company LLC	State of Delaware
Sirius Entertainment Promotions LLC	State of Delaware
Spend LLC	State of Delaware